FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

1.	Reporting Issuer

IAMGoId Corporation
220 Bay Street
5th Floor
Toronto, Ontario
M5J 2W4

2.	Date of Material Change

The period from June 8, 2004 to June 11, 2004

3.	Press Release

News releases with respect to the material changes referred to in this report were issued through newswire services on June 8, 2004 and June 11, 2004 and were filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

On June 8, 2004, Madam Justice Hoy of the Ontario Superior Court of Justice (the “Court”) determined that, under the terms of a confidentiality agreement entered into between IAMGold Corporation (“IAMGold”) and Golden Star Resources Ltd. (“GSR”) in September 2003 (the “Confidentiality Agreement”), GSR was not prohibited from making a take-over bid for the outstanding common shares of IAMGold.

The Court also ordered that the annual and special meeting of IAMGold shareholders (the “Meeting”) that had been called to be held on June 8, 2004 be adjourned to June 29, 2004. That meeting was called for the purpose of considering and voting upon, among other matters, the proposed business combination of IAMGold and Wheaton River Minerals Ltd. (“Wheaton”) through a plan of arrangement under the Business Corporations Act (Ontario) (the “Wheaton River Transaction”).

Later on June 8, 2004, the Meeting was convened and was adjourned to 9:00 a.m. on Tuesday, June 29, 2004.

On June 9, 2004, the Board of Directors of IAMGold appointed a special committee of directors (the “Special Committee”) to consider any take-over bid that GSR might make and compare it to the Wheaton River Transaction, and to make recommendations to the Board of Directors.

On June 10, 2004, GSR advised IAMGold, and publicly announced, that GSR was making a take-over bid to acquire all of the outstanding common shares of IAMGold (the “GSR Bid”).

5.	Full Description of Material Change

On March 30, 2004, the Board of Directors of IAMGold approved the proposed Wheaton River Transaction under which IAMGold would issue 0.55 of an IAMGold share in exchange for each outstanding common share of Wheaton. Completion of the Wheaton River Transaction is subject to a majority of shares being voted in favour of the transaction at the Meeting of IAMGold shareholders, which was called to be held on June 8, 2004.

On May 27, 2004, GSR delivered to IAMGold a proposal for a business combination with IAMGold. The proposal was subject to certain conditions, including appropriate levels of support from IAMGold’s directors and shareholders. On May 31, 2004, IAMGold announced that it did not intend to pursue the proposal.

On June 2, 2004, GSR commenced proceedings in the Court seeking a determination that the terms of the Confidentiality Agreement did not prohibit GSR from making a take-over bid for the outstanding common shares of IAMGold, and also seeking a postponement of the Meeting. Certain shareholders of IAMGold subsequently applied to the Court also seeking a postponement of the Meeting. The applications were heard by the Court on June 7, 2004.

On June 8, 2004, the Court determined that the Confidentiality Agreement did not prohibit GSR from making a take-over bid for IAMGold shares. The Court also ordered that the Meeting be adjourned to June 29, 2004. Later on June 8, 2004, the Meeting was convened and was adjourned to 9:00 a.m. on Tuesday, June 29, 2004.

On June 8, 2004, Wheaton held a meeting of its shareholders at which more than 79% of the shares represented at the meeting were voted in favour of the Wheaton River Transaction.

On June 9, 2004, the Board of Directors of IAMGold appointed the Special Committee to consider any take-over bid that GSR might make and compare it to the Wheaton River Transaction, and to make recommendations to the Board of Directors. The members of the Special Committee are John Boultbee, Derek Bullock, Donald Charter and Robert Quartermain, each of whom is independent of IAMGold management. The Special Committee is authorized to engage its own financial, legal and other advisers to assist it. The Special Committee has engaged RBC Dominion Securities Inc. and Ogilvy Renault as its financial and legal advisers, respectively.

On June 10, 2004, GSR advised IAMGold, and publicly announced, that GSR was making the GSR Bid under which GSR has offered to purchase each of the outstanding common shares of IAMGold in exchange for 1.15 common shares of GSR, subject to the terms and conditions set out in the GSR Bid.

On June 11, 2004, Wheaton announced that on July 6, 2004 it will hold a further vote of its shareholders to approve the Wheaton River Transaction. The transaction must be approved by at least two-thirds of the votes cast by Wheaton shareholders at that meeting.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Senior Officer

Larry E. Phillips
Vice-President, Corporate Affairs and Corporate Secretary

Telephone:	(416) 360-4710
Fax:	(416) 360-4750

DATED at Toronto, Ontario this 18th of June, 2004.

IAMGOLD CORPORATION

By:	“Larry E. Phillips” (signed)

Larry E. Phillips
Vice-President, Corporate Affairs
and Corporate Secretary